March 13, 2019

Max Rockwell
Chief Executive Officer
GULF CHRONIC CARE INC.
12465 South Fort St.
Draper, Utah 84020

       Re: GULF CHRONIC CARE INC.
           Draft Offering Statement
           Filed February 15, 2019
           File No. 367-00196

Dear Mr. Rockwell:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Capitalization, page 8

1. We note that the second column of information is based upon the receipt of net proceeds of the minimum offering of 5 million shares. Please reconcile with the offering circular cover page, which reflects there is no minimum to this offering.
Plan of Distribution, page 9

2. Please describe how you plan to distribute the securities. Refer to Item 5(c) of Part II of
       Form 1-A or advise.
 Max Rockwell
GULF CHRONIC CARE INC.
March 13, 2019
Page 2
Business, page 11

3. Please clarify how you intend to automatically capture data and ensure regular testing, as referenced in the first paragraph in this section. Include a description and sources of the device and lancets you intend to use. Please clarify what hurdles for approval remain for the device and what process will take 3 to 6 months, as referenced on page 14.
4. Please clarify whether you currently provide any of the services described in the second paragraph including whether you employ any persons to provide these services. To the extent you do not yet provide these services, please describe your plan of operations for the next twelve months. See Item 9(c) of Part II of Form 1-A.
General

5. Please include the disclosure required by Part III of Form 1-A including exhibits and signatures as required by Items 16, 17 of Part III and Signatures of Form 1-A.
       You may contact Suying Li at 202-551-3335 or Joel Parker, Senior Assistant Chief
Accountant at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell,
Special Counsel at 202-551-3357 with any other questions.



                                                            Sincerely,

FirstName LastNameMax Rockwell                              Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameGULF CHRONIC CARE INC.
                                                            Mining
March 13, 2019 Page 2
cc:       Jack Brannelly, Esq.
FirstName LastName